SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SUNCOKE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

86722Y 101

(CUSIP Number)

Katherine T. Gates

Senior Vice President, General Counsel and Chief Compliance Officer

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

(630) 824-1000

with a copy to:

Gillian A. Hobson

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002-6760

(713) 758-3747

(713) 615-5794 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Sun Coal & Coke LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 25,415,696 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 25,415,696 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 25,415,696 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.0%**
14	Type of Reporting Person OO

*	Amount of securities beneficially owned includes 15,709,697 common units representing limited partner interests (“common units”) in SunCoke Energy Partners, L.P. (the “Partnership”) issued to Sun Coal & Coke LLC upon the conversion on a one-for-one basis of subordinated units representing limited partner interests in the Partnership (“subordinated units”), effective March 2, 2016, upon the expiration of the subordination period as set forth in the Partnership’s First Amended and Restated Agreement of Limited Partnership.
**	Calculation of percentage is based on a total of 46,203,440 common units outstanding on the date hereof.

1	Name of Reporting Person SunCoke Energy, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 25,415,696 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 25,415,696 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 25,415,696 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.0%**
14	Type of Reporting Person CO

*	Amount of securities beneficially owned includes 15,709,697 common units issued to Sun Coal & Coke LLC upon the conversion on a one-for-one basis of subordinated units, effective March 2, 2016, upon the expiration of the subordination period as set forth in the Partnership’s First Amended and Restated Agreement of Limited Partnership.
**	Calculation of percentage is based on a total of 46,203,440 common units outstanding on the date hereof.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D concerning the common units of the Partnership originally filed by SunCoke Energy, Inc. (“SXC”) and Sun Coal & Coke LLC (“SC&C” and, together with SXC, the “Reporting Persons”) on February 4, 2013 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein.

The Reporting Persons are hereby jointly filing this Amendment because, due to certain affiliations and relationships among them, they may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), SXC and SC&C have executed a written agreement relating to the joint filing of this Amendment (the “Joint Filing Agreement”), a copy of which is annexed to the Schedule 13D as Exhibit A.

Item 1. Security and Issuer

No changes to this Item.

Item 2. Identity and Background

(a),(f) This Statement is filed by each of the following persons:

(i)	SunCoke Energy, Inc., a Delaware corporation; and

(ii)	Sun Coal & Coke LLC, a Delaware limited liability company and wholly owned subsidiary of SunCoke Energy, Inc.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.

(c)	(i)	SXC’s principal business is to hold equity interests in its subsidiaries, which own and operate coke making facilities and coal logistics and mining operations; and

	(ii)	Sun Coal & Coke’s principal business to own and operate coke making facilities and coal logistics and mining operations through its operating subsidiaries.

(d)-(e) Neither of the Reporting Persons nor, to the best of each such Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

On May 9, 2014, SXC caused SC&C to contribute an additional 33 percent interest in the Haverhill and Middletown cokemaking facilities to the Partnership for a total transaction value of $365.0 million. The total transaction value included the issuance of approximately 2.7 million of the Partnership’s common units totaling $80.0 million to SC&C.

On January 13, 2015, SXC caused SC&C to contribute a 75 percent interest in its Granite City, Illinois cokemaking facility (“Granite City”) to the Partnership for a total transaction value of $244.4 million. The total transaction value of $244.4 million included the issuance of approximately 1.9 million of the Partnership’s common units totaling $50.1 million to SC&C.

On August 12, 2015, SXC caused SC&C to contribute an additional 23 percent interest in Granite City to the Partnership for a total transaction value of $65.2 million. The transaction value included the issuance of approximately 1.2 million of the Partnership’s common units totaling $17.9 million to SC&C.

Effective March 2, 2016, upon the expiration of the subordination period as defined and set forth in the Partnership’s First Amended and Restated Agreement of Limited Partnership, all of the 15,709,697 issued and outstanding subordinated units held by SC&C were converted into common units on a one-for-one basis for no additional consideration.

Item 4. Purpose of Transaction

No changes to this Item.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percent of class provided for each Reporting Person below is based on 46,203,440 common units outstanding on the date hereof.

1.	Sun Coal & Coke LLC

a.	Amount beneficially owned: 25,415,696
Percent	of class: 55.0%

b.	Number of units as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 25,415,696

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 25,415,696

2.	SunCoke Energy, Inc.

a.	Amount beneficially owned: 25,415,696
Percent	of class: 55.0%

b.	Number of units as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 25,415,696

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 25,415,696

(c) Except as described in this Amendment, the Reporting Persons and their respective executive officers and directors listed on Schedule A hereto have not effected any transactions with respect to common units in the Partnership during the past sixty (60) days.

(d) Except as described in this Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the common units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes to this Item.

Item 7. Material to be Filed as Exhibits

No changes to this Item.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2016	Name:

SUN COAL & COKE LLC

	By:	/s/ Fay West
	Name:	Fay West
	Title:	Senior Vice President and Chief Financial Officer

SUNCOKE ENERGY, INC.

	By:	/s/ Fay West
	Name:	Fay West
	Title:	Senior Vice President and Chief Financial Officer

Schedule A

Directors and Executive Officers of SunCoke Energy, Inc.

Name(1)	Position	Principal Occupation	Citizenship	Units

Frederick A. Henderson	Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer of SXC	United States	20,500

Fay West	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of SXC	United States	0

Katherine T. Gates	Senior Vice President, General Counsel and Chief Compliance Officer	Senior Vice President, General Counsel and Chief Compliance Officer of SXC	United States	0

P. Michael Hardesty	Senior Vice President, Commercial Operations, Business Development, Terminals and International Coke	Senior Vice President, Commercial Operations, Business Development, Terminals and International Coke of SXC	United States	2,431

Allison S. Lausas	Vice President and Controller	Vice President and Controller of SXC	United States	300

Gary P. Yeaw	Senior Vice President of Human Resources	Senior Vice President of Human Resources of SXC	United States	2,500

John W. Rowe	Lead Director	Director of SXC, Northern Trust Corporation and The Allstate Corporation	United States	0

Alvin Bledsoe	Director	Director of SXC, Crestwood Equity GP LLC and Crestwood Midstream GP LLC	United States	1,000

Robert J. Darnall	Director	Director of SXC	United States	10,000

Peter B. Hamilton	Director	Director of SXC, Spectra Energy Corp. and Oshkosh Corporation	United States	0

James E. Sweetnam	Director	Lecturer at the University of Michigan’s Ross School of Business	United States	16,100

Andrew D. Africk	Director	Founder of Searay Capital LLC	United States	0

Robert A. Peiser	Director	Director of SXC, Standard Register Company and USA Truck, Inc.	United States	0

(1)	The business address of each of the directors and executive officers of SXC listed on this Schedule A is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.

Directors and Executive Officers of Sun Coal & Coke LLC

Name(1)	Position	Principal Occupation	Citizenship	Units

Dovie D. Majors	President	Vice President, Domestic Coke Operations of SXC	United States	0

Fay West	Senior Vice President & Chief Financial Officer and Sole Director	Senior Vice President and Chief Financial Officer of SXC	United States	0

P. Michael Hardesty	Senior Vice President	Senior Vice President, Commercial Operations, Business Development, Terminals and International Coke of SXC	United States	2,431

Allison S. Lausas	Vice President & Controller	Vice President and Controller of SXC	United States	300

(1)	The business address of each of the directors and executive officers of SC&C listed on this Schedule A is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.